April 11, 2025

Rakuyo Otsuki
Chief Executive Officer
TryHard Holdings Ltd
541-0056, 2 Chome 5   19
Kyutaromachi
Chuo Ward, Osaka
Japan

       Re: TryHard Holdings Ltd
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted March 24, 2025
           CIK No. 0002044241
Dear Rakuyo Otsuki:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 24, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Prospectus Summary
Corporate Structure, page 7

1.     We note your response to prior comment 2. Please further revise footnote
(4) to state
       whether NEXYZ Group Corporation, SBI Holdings Inc. and Risenet Co., Ltd. are
       independent third parties and, if not, please expand your disclosure (including your
       Related Party Transactions as appropriate) to briefly disclose the respective relationships with TryHard.
 April 11, 2025
Page 2

       Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515
with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services